SEC ISSION

05036944

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-52532

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: J. Giordano Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1234 Summer Street
(No. and Street)

Stamford	CT	06905
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Fredric Obsbaum 212-897-1694
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Reynolds & Rowella, LLP
(Name – *if individual, state last, first, middle name*)

90 Grove Street	Ridgefield	CT	06877
(Address)	(City)	(State)	(Zip Code)

PROCESSED
MAR 14 2005
THOMSON FINANCIAL

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, James Giordano, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of J. Giordano Securities, LLC, as of December 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Managing Member

Title

Notary Public

BURT M. HOFFMAN
NOTARY PUBLIC
MY COMMISSION EXPIRES FEB. 28, 2008

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TABLE OF CONTENTS

Reynolds & Rowella LLP
Full Service Accounting & Financial Solutions
expect **more** from us

Partners:
Thomas F. Reynolds, CPA
Frank A. Rowella, Jr., CPA
Steven I. Risbridger, CPA

Principal
Richard J. Proctor, CPA, CVA, CGFM

INDEPENDENT AUDITOR'S REPORT

To the Members
J. Giordano Securities, LLC
Stamford, Connecticut

We have audited the accompanying statement of financial condition of J. Giordano Securities, LLC (a Delaware limited liability company) as of December 31, 2004, and the related statements of income, changes in members' capital, and cash flows for the year then ended, that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of J. Giordano Securities, LLC as of December 31, 2004, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules 1 and 2 on pages xi and xii is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Reynolds & Rowella, LLP

Reynolds & Rowella, LLP

Ridgefield, Connecticut
January 20, 2005

90 Grove Street
Ridgefield, CT 06877
(203) 438-0161

87 Old Ridgefield Road
Wilton, CT 06897
(203) 762-2419

51 Locust Avenue
New Canaan, CT 06840
(203) 972-5191

Fax: (203) 431-3570
e-mail info@reynoldsrowella.com
website: www.reynoldsrowella.com

EXHIBIT A

J. GIORDANO SECURITIES, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2004

ASSETS

Cash	$ 156,447
Receivable from broker-dealer	1,010,849
Marketable securities, at market value	576,362
Property and equipment, net	1,367,252
Other assets	220,848
TOTAL ASSETS	$ 3,331,758

LIABILITIES AND MEMBERS' CAPITAL

LIABILITIES	
Mortgage payable	$ 848,125
Accrued expenses	578,320
Securities sold, not yet purchased, at market value	345,517
Other liabilities	20,000
TOTAL LIABILITIES	1,791,962
MEMBERS' CAPITAL	1,539,796
TOTAL LIABILITIES AND MEMBERS' CAPITAL	$ 3,331,758

See notes to financial statements.

EXHIBIT B

J. GIORDANO SECURITIES, LLC
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2004

REVENUES	
Commissions	$ 4,106,428
Gains on firm securities trading accounts	3,435,877
Interest and dividends	760,402
Other income	121,809
TOTAL REVENUES	8,424,516
OPERATING EXPENSES:	
Employee compensation and benefits	4,231,176
Floor brokerage, exchange, and clearance fees	1,100,632
Office expense	194,490
Professional fees	410,398
Research expense	548,846
Management fees	843,282
Marketing expense	76,382
Interest expense	56,371
Other expense	305,741
Rent and utilities	194,327
Travel and entertainment	250,795
TOTAL OPERATING EXPENSES	8,212,440
NET INCOME	$ 212,076

See notes to financial statements.

EXHIBIT C

J. GIORDANO SECURITIES, LLC
STATEMENT OF CHANGES IN MEMBERS' CAPITAL
FOR THE YEAR ENDED DECEMBER 31, 2004

BEGINNING CAPITAL	$1,040,220
Member contribution	287,500
Net income	212,076
ENDING CAPITAL	$1,539,796

See notes to financial statements.

EXHIBIT D

J. GIORDANO SECURITIES, LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2004

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$	212,076
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation		55,068
Changes in assets and liabilities		
(Increase) decrease:		
Receivable from broker dealer		(78,437)
Marketable securities		44,491
Other assets		(188,835)
Increase (decrease) in liabilities:		
Management fees payable		(125,000)
Accrued expenses		89,986
Securities sold short, market value		215,312
Other liabilities		16,000
Total adjustments		28,585
NET CASH FLOWS PROVIDED BY OPERATING ACTIVITIES		240,661
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchases of property and equipment		(69,839)
CASH FLOWS FROM FINANCING ACTIVITIES		
Payments of mortgage loan		(14,375)
NET INCREASE IN CASH		156,447
CASH AT BEGINNING OF PERIOD		-
CASH AT END OF PERIOD	$	156,447
SUPPLEMENTAL DISCLOSURES:		
Interest paid	$	56,371
SUPPLEMENTAL DISCLOSURES OF NON-CASH FINANCING AND INVESTING ACTIVITIES:		
Mortgage payable issued to purchase office condominium	$	862,500
Member contribution of interest in office condominium	$	287,500

See notes to financial statements.

J. GIORDANO SECURITIES, LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2004

NOTE 1 – NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

J. Giordano Securities, LLC, (the "Company") is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD). The Company is a limited liability company formed in the State of Delaware. Its two members are Giordano & Company, Inc. and Sportiff, LLC, a single-member LLC.

The clearing and depository operations for the Company's customer and proprietary transactions are performed by its clearing broker pursuant to the clearance agreement.

Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Property and Equipment, Net

Property and equipment is stated at cost and includes expenditures for major items. Maintenance, repairs and minor replacements are expensed. Depreciation is calculated under the straight-line method based on expected useful lives of 3 to 39.5 years.

Income Taxes

The Company is organized as a Limited Liability Company. As a flow-through entity, Federal and state income taxes are the responsibility of the members. Therefore, the Company does not record a provision for income taxes as the members report the Company's income or loss on their income tax returns.

Securities Transactions/Revenue Recognition

The Company records securities transactions and related revenues and expenses on a trade date basis.

J. GIORDANO SECURITIES, LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2004

NOTE 1 – NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Securities Transactions/Revenue Recognition (continued)

Marketable securities are valued at market value as determined by reference to the closing prices in relevant markets.

Statement of Cash Flows

For purposes of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months, that are not held for sale in the ordinary course of business.

Marketing Costs

The Company expenses marketing costs as incurred. Total marketing costs were $76,382 in 2004.

Concentration of Credit Risk

The Company maintains its cash balances in accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes there is little or no exposure to any significant credit risk.

NOTE 2 – SECURITIES OWNED AND SOLD, NOT YET PURCHASED

Marketable securities owned and sold, not yet purchased, consist of trading and investment securities at market values, as follows:

	Owned	Sold, Not Yet Purchased
Corporate stocks	$ 156,226	$ 345,517
Corporate bonds	420,131	-0-
Options and warrants	5	-0-
	$ 576,362	$ 345,517

Included in other assets is $30,555 in non-marketable securities.

J. GIORDANO SECURITIES, LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2004

NOTE 3 – PROPERTY AND EQUIPMENT, NET

Property and equipment consist of the following at December 31, 2004:

Condominium and improvements	$1,272,616
Furniture and fixtures	112,496
Computers and other equipment	302,460
Artwork	45,000
	1,732,572
Accumulated depreciation	(365,320)
Property and equipment, net	$1,367,252

On July 28, 2004, the Company purchased the condominium it was renting for office space as well as additional adjacent space for $1,150,000. All prior leasehold improvements were transferred to building improvements and depreciated over the life of the condominium.

NOTE 4 – COMMITMENTS AND CONTINGENCIES

The Company is committed on two non-cancelable operating leases for office space through March, 2006. The minimum annual lease payments are:

Year Ended	
2005	$ 94,431
2006	11,167

Rent expense charged to operations for the year ended December 31, 2004 was approximately $187,000.

One of the leases described above was committed to D.G. Holdings, LLC, a related party. Rent expense paid to the entity was approximately $40,000 for the year ended December 31, 2004. On July 28, 2004, the condominium under lease was purchased and rent is no longer owed to the related party.

NOTE 5 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1.

NOTE 5 – NET CAPITAL REQUIREMENTS (continued)

At December 31, 2004, the Company had net capital of $819,286, which exceeded the minimum requirement of $165,000 by $654,286.

NOTE 6 – RELATED PARTY TRANSACTIONS

The Company is managed by and pays management fees to related parties. During the year ended December 31, 2004, the Company incurred $843,282 in such management fees. As described in Note 4, above, the Company rented office space from D.G. Holdings, LLC ("DG") until July 28, 2004 when the space was purchased. DG was a limited liability company that was owned 50% by Giordano & Company, Inc.

NOTE 7 – BANK LINE OF CREDIT

On August 2, 2004, the Company entered into a revolving line of credit with a bank for $50,000, with interest at the Wall Street Journal prime rate plus 100 basis points, due August 2, 2007. The terms of the loan agreement require compliance with certain restrictive covenants. It is collateralized by all assets of the Company. There were no borrowings at December 31, 2004.

NOTE 8 – MORTGAGE PAYABLE

Mortgage payable in an original amount of $862,500 at July 29, 2004, payable in monthly payments of $3,594 through August 1, 2024, with interest at LIBOR plus 200 basis points. Collateralized by the condominium.

Future principal maturities of long-term debt are as follows:

2005	$ 43,125
2006	43,125
2007	43,125
2008	43,125
2009	43,125
Thereafter	632,500
	$848,125

NOTE 9 – 401(k) RETIREMENT PLAN

Under a 401(k) retirement plan adopted effective September 28, 2004, eligible employees may elect to defer up to one hundred percent of their salary, subject to Internal Revenue Code limits. The Company may make a matching discretionary amount equal to a percentage of the participant's deferrals which vest over a six-year period. The Company has made no contribution for 2004.

J. GIORDANO SECURITIES, LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2004

NOTE 10 – OFF-BALANCE SHEET RISK

Pursuant to a clearance agreement, the Company introduces all of its securities transactions to its clearing broker on a fully-disclosed basis. Therefore, all of the customers' money balances and long and short security positions are carried on the books of the clearing broker. Under certain conditions, as defined in the clearance agreement, the Company has agreed to indemnify the clearing broker for losses, if any, which the clearing broker may sustain from carrying securities transactions introduced by the Company. In accordance with industry practice and regulatory requirements, the Company and the clearing broker monitor collateral on the securities transactions introduced by the Company. In addition, the receivable from the clearing broker is pursuant to this clearing agreement and includes a clearing deposit required by the clearing broker.

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss. A significant portion of the Company's assets are held by the clearing broker.

The Company is subject to certain inherent risks arising from its activities of selling securities short. The ultimate cost of repurchasing these securities may well exceed the liability reflected in the financial statements. These risks are mitigated to the extent that the Company owns warrants, rights, options or convertible securities that are convertible or exchangeable into the securities that have been sold short.

NOTE 11 – RULE 15c3-3 EXEMPTION

The Company is exempt from the provisions of Rule 15c3-3 under paragraph (k)(2)(ii) in that the Company carries no margin accounts; promptly transmits all customer funds and delivers all securities received; does not otherwise hold funds or securities for, or owe money or securities to customers and effectuates all financial transactions on behalf of customers on a fully disclosed basis.

NOTE 12 – SUBSEQUENT EVENT

Effective January 1, 2005, the membership interest of Sportiff, LLC was purchased by Giordano & Company, Inc.

SUPPLEMENTARY INFORMATION

SCHEDULE 1

J. GIORDANO SECURITIES, LLC
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2004

TOTAL OWNERSHIP EQUITY QUALIFIED FOR NET CAPITAL	$ 1,539,796
Deductions and/or charges for non-allowable assets:	
Condominium, net	1,206,934
Mortgage payable	(848,125)
Furniture, equipment and leasehold improvements	160,318
Other assets	147,412
Securities not marketable	30,555
	697,094
NET CAPITAL BEFORE HAIRCUTS ON SECURITIES POSITIONS	842,702
Haircuts on securities:	
Debt securities	9,490
Options	3
Other securities	12,062
Undue concentration	1,796
Foreign currency	65
	23,416
Net capital	819,286
Minimum net capital required	165,000
Excess net capital	$ 654,286

STATEMENT PURSUANT TO PARAGRAPH (d)(4) OF RULE 17a-5

There are no material differences between the computation of net capital presented above and the computation of net capital reported in the Company's unaudited Form X-17A-5, Part II-A filing as of December 31, 2004.

SCHEDULE 2

J. GIORDANO SECURITIES, LLC
COMPUTATION OF AGGREGATE INDEBTEDNESS
AS OF DECEMBER 31, 2004

AGGREGATE INDEBTEDNESS	
Items included in statement of financial condition:	
Accounts payable and accrued expenses	$ 598,320
Total aggregate indebtedness	$ 598,320
Excess net capital at 1,000 percent	$ 759,454
Ratio: Aggregate indebtedness to net capital	0.79 to 1

J. GIORDANO SECURITIES, LLC

ACCOUNTANT'S SUPPLEMENTARY REPORT ON
INTERNAL ACCOUNTING CONTROL
FOR THE YEAR ENDED DECEMBER 31, 2004

Reynolds & Rowella LLP

Reynolds & Rowella LLP
Full Service Accounting & Financial Solutions
expect **more** from us

Partners:
Thomas F. Reynolds, CPA
Frank A. Rowella, Jr., CPA
Steven I. Risbridger, CPA

Principal
Richard J. Proctor, CPA, CVA, CGFM

ACCOUNTANT'S SUPPLEMENTARY REPORT
ON INTERNAL ACCOUNTING CONTROL

To the Members
J. Giordano Securities, LLC

In planning and performing our audit of the financial statements and supplemental schedules of J. Giordano Securities, LLC (the "Company"), for the year ended December 31, 2004, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences required by rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives.

90 Grove Street
Ridgefield, CT 06877
(203) 438-0161

87 Old Ridgefield Road
Wilton, CT 06897
(203) 762-2419

51 Locust Avenue
New Canaan, CT 06840
(203) 972-5191

Fax: (203) 431-3570 ***e-mail info@reynoldsrowella.com*** ***website: www.reynoldsrowella.com***

Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004, to meet the SEC's objectives.

This report is intended solely for the information and use of the management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Reynolds & Rowella, LLP

Reynolds & Rowella, LLP

Ridgefield, Connecticut
January 20, 2005